20549-0408

July 17, 2007

Legacy Mining Ltd.
The Nevada Agency and Trust Company
50 West Liberty Street, Suite 880
Reno, Nevada 89501

Re: Legacy Mining Ltd.
   Form SB-2, amendment number 5, filed June 22, 2007
   File Number 333-138672

Dear Sir:

We have reviewed your amended Form SB-2 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

1.   Please revise the cover to give the specific calendar date beyond which the offering cannot be extended. See Item 501(a)(9)(iii) of Regulation S-B.

2.   Please prominently indicate on the cover that "The purchase of these shares involves significant risk. Investors should be able to afford the loss of their entire investment."

Our Business, page 7

3.   Please revise the second paragraph to make clear that you have not done any exploration work.

4.   Please prominently disclose that this type of exploration work is often unsuccessful and that it is possible that you will be unable to identify mineral deposits which will be profitable. We note the related risk factor on page 15.

5.   After the third paragraph, please disclose that the three companies – Legacy, Golden Spirit and Avalon – have been involved in a number of different types of business and, as correct, that none of these have been profitable. Refer the reader to the tables on page 36.

6.   As we have noted previously, please avoid promotional text in your filings. Please delete the word "huge" from the fifth paragraph on page 8.

If we do not obtain additional financing…, page 14

7.   In the first paragraph, disclose whether or not you have any specific plans for raising the required funds. If you do, describe them.

Sales by Selling Shareholders, page 28

8.   Revise the third bullet to add the following statement, "…however, options written before effectiveness of the registration statement cannot be covered by shares from the offering."

Other Directorships, page 36

9.   In addition to the business history of Golden Spirit and Avalon, provide with those two tables a similar table setting out the same business history for Legacy Mining.

Significant Employees, page 37

10.   If correct, please state at the outset that neither Mr. Klein nor Mr. Parfitt receive any benefit from the company, either directly or indirectly. If otherwise, for example, from consulting arrangements, this should be disclosed under appropriate subheading, with quantification.

11.   Reconcile this disclosure with the related text on page 49. In one place you say you have no employees and in the other you identify at least two "employees."

Statements of Cash Flows, page F-7

12.   Please revise to classify the change in 'Due to Related Parties' as a financing activity and not as an operating activity under 'Net Changes in Working Capital Items' for the periods presented. See paragraph 19.b of SFAS 95.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We again note that, notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of s`uch request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to David Irving at 202-551-3321, or to Hugh West, Accounting Branch Chief, at 202-551-3872. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3421.

Sincerely,

Michael Clampitt
Staff Attorney

By fax: Penny O. Green
        Fax number 604-408-5177